Bradley A. Haneberg 804 / 771T-5790 bahaneberg@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

August 3, 2006

Ms. Barbara Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	e-Future Information Technology Inc.

Post-Effective Amendment No. 2 to Registration Statement on Form F-1

File No. 333-126007

Dear Ms. Jacobs:

On behalf of e-Future Information Technology Inc. (the “Registrant”) and in response to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 25, 2006, we are writing to supply supplemental information and to indicate the changes that have been made in the enclosed Post-Effective Amendment No. 2 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of each of (a) the Amendment and (b) an amendment to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “Amended 20-F”) for your review.

Comment 1

“Explain that the purpose of this post-effective amendment is, in part, to extend the date by which escrow must be broken since the minimum proceeds (in fact, no proceeds) were received by the initial termination date.”

In response to the Staff’s comment, the Registrant has added an explanatory note in the Amendment (prior to the prospectus contained therein) that provides as follows:

“Explanatory Note: The purpose of this post-effective amendment is, in part, to extend the date by which escrow must be broken since minimum proceeds (in fact, no proceeds) were received by May 31, 2006, the initial termination date of this offering.”

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeaket	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

Securities and Exchange Commission

August 3, 2006

As the prospectus itself makes no reference to any amendments (post-effective or otherwise) to the Registrant’s registration statement, the Registrant made no corresponding statement in the prospectus itself.

Comment 2

“Your initial filing reflected the fact that officers and directors could purchase an unlimited number of shares in order to meet the minimum offering amount. It appears that they decided not to purchase any shares by the initial termination date. Please supplementally discuss the reasons why this occurred.”

As the initial termination date of the offering approached, it became clear to the Registrant and its underwriter that selling efforts would not generate sales necessary to meet the minimum offering size prior to the expiration of the offering’s term. The Registrant’s underwriter typically structures minimum/maximum transactions such that investment funds are not delivered by investors to the escrow account until shortly before closing. Consequently, the fact that no funds were placed in the escrow account prior to the initial expiration date of the offering should not be viewed as a lack of investor enthusiasm for the transaction. In fact, the Registrant and its underwriter continue to expect a successful closing of this transaction in accordance with the terms of the Amendment and the prospectus contained therein.

Although the Registrant’s initial filing indicated that officers and directors could purchase an unlimited number of shares in order to meet the minimum offering amount, residents and/or citizens of the People’s Republic of China are not eligible to participate. In effect, this limits the number of directors eligible to participate in the offering to two (2): Ming Zhu and L. McCarthy Downs III, both of whom are U.S. citizens and residents.

As Mr. Zhu and Mr. Downs recognized that the offering would not close upon the expiration of the offering’s initial term, Mr. Zhu and Mr. Downs did not opt to place funds into the escrow account to purchase shares at that time. Now that the Registrant has filed the Amendment and the prospectus contained therein to include more recent financial information, Mr. Zhu and Mr. Downs may opt, in their discretion, to participate in the offering, but they have not specifically disclosed their investment intentions to the Registrant.

Comment 3

“We note your discussion of certain restatements related to your financial statements as of and for the year ended December 31, 2004. Tell us about the facts and circumstances surrounding these restatements. As part of your response, describe the underlying transactions. Also explain when and why the original, incorrect entries were made. Finally, tell us when and how the errors were identified and corrected.”

Securities and Exchange Commission

August 3, 2006

The Registrant revised its financial statements to correct improper classifications to the December 31, 2004 balance sheet. As is customary in the People’s Republic of China, the Registrant received advances from certain customers for goods and services that were to be provided in the future. The Registrant recorded these advances as “Advances from customers” on its balance sheet. The Registrant recognizes these advances as revenues when they are realized and earned according to the Registrant’s revenue recognition policies. During 2004, the Registrant recognized the appropriate revenue for goods and services provided to its customers; however, while reducing the advances from customers by ¥1,255,000, the Registrant inadvertently applied this amount to a single customer creating a debit balance for this individual customer. As part of the year end close, the Registrant then inappropriately reclassified this debit balance out of advances from customers to accounts receivable resulting in both line items being overstated in the amount of ¥1,255,000. During May 2006, the Registrant realized the error, reversed the 2004 reclassification entry and properly applied the revenue amounts to the correct customers. As a result of correcting this error, the 2004 financial statements were restated.

At December 31, 2004, other receivables as reported on the balance sheet consisted of several accounts some of which had small credit balances. These credit balances totaled ¥562,320. In May 2006, during the preparation of the December 31, 2005 financial statements, the Registrant expanded its disclosures regarding other receivables and concluded that these credit balances were liabilities and should be reclassified to accrued expenses. As a result of correcting this error, the 2004 financial statements were restated.

Comment 4

“We note you filed a Form 20-F on June 30, 2006 and concluded that disclosure pursuant to Item 15 of Form 20-F was “Not Applicable.” However, it appears that Item 15(a) and 15(d) are applicable to Form 20-F. See Release 33-8124 (August 28, 2002). Please advise or revise accordingly. In addition, in your revisions or supplemental response consider the impact of the restatement discussed in the comment above and the absence of disclosure pursuant to Items 15(a) and 15(d) on the required conclusions.”

In response to the comment, the Registrant has amended its response to Item 15 of its Amended 20-F to read as follows:

“The term ‘disclosure controls and procedures’ is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that are filed under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Disclosure controls and procedures can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives.

Securities and Exchange Commission

August 3, 2006

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2005, the end of the period covered by this Form 20-F. Because of the existence at that date of a ‘significant deficiency’ in our internal control over financial reporting, which is described below, he has concluded that such disclosure controls and procedures were not effective as of that date to achieve their intended objectives.

The term ‘internal control over financial reporting’ is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

We have undertaken a review of our internal control over financial reporting during fiscal years 2004 and 2005. We have identified a deficiency in the design or operation of our internal control over financial reporting. We have classified this deficiency using the following classification from the Public Company Accounting Oversight Board:

•	Material Weakness: A “material weakness” is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Securities and Exchange Commission

August 3, 2006

•	Significant Deficiency: A “significant deficiency” is a control deficiency, or a combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected.

•	Control Deficiency: A “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

During the course of the financial close and the preparation of our consolidated financial statements for fiscal year 2005, our management identified the existence of a “significant deficiency,” in our ability to properly record and track advances from our customers. We often receive advances from customers for work to be performed in the future and record these as advances from customers. During 2004, we recognized revenue for goods and services provided to these customers in accordance with our revenue recognition policy; however, while reducing the advances from customers, we applied this amount to a single customer creating a debit balance for this individual customer which was then reclassified to accounts receivable. During May 2006, we realized the error, reversed the 2004 reclassification entry and properly applied the revenue amounts to the correct customers.

The deficiency was detected in the evaluation process and the transactions have been appropriately recorded and disclosed in this Form 20-F. We are in the process of improving our internal control over financial reporting in an effort to resolve these deficiencies through improved supervision and training of our accounting staff, but additional effort is needed to fully remedy these deficiencies. Our management and directors will continue to work with our independent registered public accounting firm and outside advisors to ensure that our controls and procedures are adequate and effective.

Except for the changes disclosed herein, there has been no change in our internal control over financial reporting that occurred during the period covered by this Form 20-F that has materially affected, nor is reasonably likely to materially affect, our internal control over financial reporting.”

Securities and Exchange Commission

August 3, 2006

As a result of this significant deficiency, the Registrant has added a new risk factor headed “We have identified a significant deficiency in internal control over our financial reporting.” on page          of the Amendment. This new risk factor generally incorporates the material included in the Registrant’s response to the Staff Comment No. 4.

In addition, the Registrant’s review of its financial statements as part of responding to the comments from the Staff has resulted in the Registrant including additional modifications to such financial statements that the Registrant deemed necessary. These amended financial statements are included in the Amendment and the Amended Form 20-F.

The Registrant is anxious to complete the process as soon as possible. Your prompt attention to this filing will be greatly appreciated. Should you have any questions with respect to the above responses, please contact the undersigned.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg

cc:	Mr. Adam Halper

Mr. Adam Yan

Mr. L. McCarthy Downs III